भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

05011925

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares
Central
State B
Mumbai
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

SUPPL

क्रमांक / No. : CO / S & B /

दिनांक / Date :

CO/S&B/PCR/2005/ 06-10-2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/PCR/2921 dated the October 6, 2005 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
OCT 21 2005
THOMSON
FINANCIAL

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILED NO. ...4324

क्रमांक / No. : CO / S & B / दिनांक / Date :

CO/S&B/PCR/2005/2921 06-10-2005

Dear Sir,

LISTING AGREEMENT:CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME

In terms of Clause 36 of the Listing Agreement, we have to advise that our Bank has concluded on 05th October, 2005, an issue of USD 30 Mio, Floating Rate Bonds, for a tenor of 5 years at a floating coupon of LIBOR + 60 bps under the MTN Programme. The bonds will be issued as of 11th October 2005.

Yours faithfully,

General Manager
(Shares & Bonds)

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /

दिनांक / Date :

FILE NO. 82/524

CO/S&B/PCR/2005/ 06-10-2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/2911 dated the October 6, 2005 addressed to Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

RECEIVED
2005 OCT 20 P 1:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

Bombay Stock Exchange, Ltd.
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No. :

दिनांक / तारीख / Date :

No.CO/S&B/PCR/2005/2911 Date: 06-10-2005

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 30th September 2005. In this connection, we advise that only the following entities have shareholding more than 1% of our equity.

Details of Shareholding of entities/persons holding more than 1% of the Bank's equity

	No.of Shares Held	% of Shares in total equity
Persons acting in concert:		
Reserve Bank of India	314338700	59.73
Financial Institutions:		
1. Life Insurance Corp. of India	28199611	5.36
Foreign Institutional Investors		
1. BMF- Bank Bees – Investment account	7785835	1.48
2. Fidelity Management & Research Co A/C Fidelity Investment Trust - Fidelity	7200000	1.37
Any Others(GDRs)		
1. The Bank of New York (As Depository for GDRs)	41468018	7.88
Total of Foreign Shareholding	104342787	19.83

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

FILE NO. [illegible]4324

CLAUSE 35 BOMBAY STOCK EXCHANGE			
REPORTING INSTITUTION		STATE BANK OF INDIA	
FOR THE QUARTER ENDED		30.09.2005	
DATE OF REPORT		04.10.2005	
	Category	SHARES HELD	%to Total
A	Promoter's Holdings		
1	Promoters		
	- Indian Promoters	0	0.00
	- Foreign Promoters	0	0.00
2	Persons acting in Concert	314338700	59.73
	Sub Total	314338700	59.73
B	Non-Promoters Holdings		
3	Institutional Investors		
a	Mutual Funds & UTI	31832695	6.05
b	Banks, Financial Instituions, Insurance Companies(Central/State Govt./Non-govt. Institutions)	32695056	6.21
c	FII's	62443178	11.86
	Sub Total	126970929	24.13
4	Others		
a	Private Corporate Bodies	8952860	1.70

b	Indian public and Trusts	34136780	6.49
c	NRIs and OCBs	431591	0.08
d	Any others - GDRs	41468018	7.88
	Sub Total	84989249	16.15
	Grand-Total	526298878	100.00

			FORM A
SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES			
Name of the Company: State Bank of India			**PAGE 1**
	Scrip Code - 112	**Quarter Ended - 30.09.2005**	
Category Code	**Category**	**No. of Shares Held**	**% of Shareholding**
I	**CONTROLLING / STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives		
2	Indian Corporate Bodies/Trusts/Partnerships		
3	Persons acting in Concert (also include Suppliers/Customers)	314338700	59.73
4	Other Directors & Relatives (other than in I above)		
5	Employee Welfare Trusts/ESOPs(already converted into shares		
6	Banks/ Financial Institutions		
7	Central / State Govt.		
8	Central / State Govt. Institutions		
9	Venture Funds / Private Equity Funds		
	Sub Total A	314338700	59.73
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)		
11	Foreign Corporate Bodies (including FDI)		
12	Non Resident Indians (individuals)		
13	Non Resident Indians Corporate Bodies		
	Sub Total B	NIL	
C	**GDR,s/ADRs/ADSs**		
	Sub Total C	NIL	
D	**OTHERS (Please specify here)**		
	Sub Total D	NIL	
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**		
	Sub Total E	NIL	
	SUB TOTAL I	314338700	59.73
			contd.....

FILE NO. 82/352

Name of the Company: State Bank of India			**PAGE 2**
	Scrip Code - 112	**Quarter Ended - 30.09.2005**	
Category Code	**Category**	**No. of Shares Held**	**% of Shareholding**
II	**FREE FLOAT**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	29886541	5.68
2	Indian Corporate Bodies/Trusts/Parterships	9107916	1.73
3	Independent Directors & Relatives	0	0.00
4	Present Employees (Physical shareholdings)	4095183	0.78
5	Banks/Financial Institutions	28089406	5.34
6	Central / State Govt.	469514	0.09
7	Central / State Govt.Institutions	0	0.00
8	Insurance Companies	4145516	0.79
9	Mutual Funds	31823315	6.05
10	Venture Funds/Private Equtity Funds		0.00
11	Customers		0.00
12	Suppliers		0.00
	SUB TOTAL A	**107617391**	**20.45**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	175026	0.03
15	Foreign Institutional Investors (SEBI - registered)	62443178	11.86
16	Non Resident Indians (Individuals)	256565	0.05
17	Non Resident Indian Corporate Bodies		0.00
	SUB TOTAL B	**62874769**	**11.95**
C	**GDRs/ADRs/ADSs**	41468018	7.88
	SUB TOTAL C	**41468018**	**7.88**
D	**OTHERS (Please specify here)**		
	SUB TOTAL D		
	SUB TOTAL II	**211960178**	**40.27**
	GRAND TOTAL	**526298878**	**100.00**
	BROAD SUMMARY OF HOLDINGS		
	Total Controlling / Strategic Holdings	314338700	59.73
	Total Free-Float	211960178	40.27

	GRAND TOTAL	**526298878**	**100.00**
	SUMMARY OF DOMESTIC/FOREIGN HOLDINGS		
	Total Domestic Holdings	107617391	20.45
	Total Foreign Holdings	104342787	19.83
		211960178	40.27

24

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List of holders categorywise)

Name of the Company: State Bank of India
Scrip Code - 112 **Quarter Ended - 30.09.2005**

SL NO	HOLDER NAME	No. of Shares Held	% of Shareholding	Category Code	Relationship,if any with any one in I	
1	The Bank Of New York	41468018	7.88			
2	Life Insurance Corporation Of India	28199611	5.36			
3	BMF-Bank Bees-Investmet A/c	7785835	1.48			
4	Fidelity Management & Research Co. A/C	7200000	1.37			
	Fidelity Investment Trust - Fidelity					
	GRAND TOTAL	**84653464**	**16.08**			

भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

FILE NO. 82.4524

क्रमांक / No. : CO/S&B/PCR/2005/ 3018 दिनांक / Date : 14-10-2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : REVIEW OF RESULTS FOR THE QUARTER ENDED 30th September, 2005.
CENTRAL BOARD'S MEETING ON 27.10.2005
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/PCR/2005/3007 dated the October 14, 2005 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को वढावा मिलेगा.

भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेअर आणि रोखे विभाग, मध्यवर्ती कार्यालय, स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई 400 021.

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

ATTN: SHRI. MOKASHI

क्रमांक / No.: CO/S&B/PCR/2005/3007

दिनांक / Date: 14-10-2005

FILE NO. 82.4524

Dear Sir,

LISTING AGREEMENT : REVIEW OF RESULTS FOR THE QUARTER ENDED 30th September, 2005
CENTRAL BOARD'S MEETING ON 27-10-2005
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on the 27th October 2005 to take on record the review of unaudited working results of the Bank for the half year ended on 30th September 2005. In terms of clause 31(c) of the listing agreement, we also enclose for your information, three copies of press release being issued in connection with convening of the meeting on 27th October 2005.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

का. मुंबई S.B.I. C.O. शेयर एवं बांड विभाग S & B Deptt. Mumbai

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

PRESS RELEASE

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI 400 021

A meeting of the Central Board of the Bank will be held on the 27th October 2005 at Mumbai to take on record the working results of the Bank for the half-year ended 30th September 2005.

Mumbai
Date:

A. K. PURWAR
CHAIRMAN

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No.: FILE NO. 82-4524 दिनांक / तारीख / Date :

CO/S&B/PCR/2005/2950 07-10-2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

LISTING AGREEMENT:CLAUSE 36
ACQUISITION OF MAJORITY EQUITY STAKE WITH MANAGEMENT CONTROL

We enclose for your information a copy of our letter No.CO/S&B/PCR/2949 dated the October 7, 2005 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2005/2949

दिनांक / Date : 07-10-2005

Dear Sir,

LISTING AGREEMENT:CLAUSE 36
ACQUISITION OF MAJORITY EQUITY STAKE WITH MANAGEMENT CONTROL

In terms of Clause 36 of the Listing Agreement, we advise having entered into 'Share Purchase Agreement' and 'Shareholders Agreement' with the 'Principal Shareholders' of Giro Commercial Bank Ltd. Kenya.

In terms of these agreements SBI will acquire 76% equity stake in the above referred Bank along with Management Control, subject to related approvals.

Yours faithfully,

General Manager
(Shares & Bonds)